43010, Inc.
4400 Route 9 South, #1000
Freehold, New Jersey 07728

August 22, 2008

Securities Exchange Commission
Kevin Vaughn
Mail Stop 6010
100 F St. NE
Washington, D.C. 20549

Re:	43010, Inc.
Form 10-KSB for the Year Ended December 31, 2007
Response Letter dated August 20, 2008
File No. 000-51886

Dear Mr. Vaughn:

We represent 43010, Inc. (the “Company”).  We are in receipt of your letter dated August 20, 2008 regarding the above referenced filing and the following is our response:

Form 10-KSB/A Amendment #1 as of December 31, 2007

1.
We note that in your amended 10-KSB your management has again concluded that disclosure controls and procedures were effective as the end of the fiscal year.  In our letter dated July 17, 2008, we asked you to consider whether management’s failure to provide its report on internal control over financial reporting impacts its conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year.  Please tell us the factors you considered and highlight for us those factors that supported your conclusion.  In particular, please explain how you considered the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms.  In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management’s report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting.  In light of these facts, please explain how you could conclude that disclosure controls and procedures were effective.  Alternatively, please further amend the 10-KSB to disclose management’s revised conclusion on the effectiveness of your disclosure controls and procedures, i.e., that DC&P were not effective as of the end of the fiscal year.

Response:  We have updated the section on Controls and Procedures to state that we are not effective in our disclosure of our internal control because we failed to include our Management’s Report on Internal Control.

Finally, we acknowledge the following:

-	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

-	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

-	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

43010, Inc.

By: /s/ Michael Raleigh
       Michael Raleigh